Exhibit 97
MAGNITE, INC.
COMPENSATION RECOUPMENT (CLAWBACK) POLICY
Recoupment of Incentive-Based Compensation
It is the policy of Magnite, Inc. (the “Company”) that, in the event the Company is required to prepare an accounting restatement of the Company’s financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.
Policy Administration and Definitions
This Policy is administered by the Compensation Committee (the “Committee”) of the Company’s Board of Directors and is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Standard 5608 adopted by The Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).
For purposes of this Policy:
“Incentive-Based Compensation” means any compensation granted, earned, or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A “financial reporting measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return, in both cases including relative or comparative performance goals.
Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.
“Covered Executive” means any “executive officer” of the Company as defined under Rule 10D-1.
“Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy, all as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three fiscal years.
If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined without regard to any taxes paid with respect to such compensation. The Company will maintain and will provide to The Nasdaq Stock Market documentation of all determinations and actions taken in complying with this Policy. Any determinations made by the Committee under this Policy shall be final and binding on all affected individuals.
The Company may achieve any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate and in compliance with applicable law. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under The Nasdaq Stock Market listing rules, and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives.
Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy. The Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation pursuant to this Policy.

Acknowledgment and Agreement
This Acknowledgment & Agreement (the "Acknowledgment") is delivered by the individual named below as of the date set forth below.
The undersigned is a Covered Executive (as defined under the terms of the Recoupment Policy as defined below) of Magnite, Inc. (the "Company") and an employee of the Company or one of its subsidiaries. Terms used herein but not defined have the meanings given to them in the Recoupment Policy.
The undersigned has received Incentive-Based Compensation from the Company or its subsidiaries.
The Company maintains the Magnite, Inc. Compensation Recoupment (Clawback) Policy in the form attached hereto as Exhibit A (the "Recoupment Policy"). Pursuant to the Recoupment Policy, the Company shall recoup certain compensation from Covered Executives in the event that the Company is required to restate its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (other than corrections resulting from changes to accounting standards).
In consideration of the continued benefits to be received from the Company (or a subsidiary) and the right to participate in, and receive future awards under, the Company's plans, programs and arrangements providing for the award of Incentive-Based Compensation, the undersigned hereby acknowledges and agrees that:
1. The undersigned has read and understands the Recoupment Policy;
2. The undersigned agrees that, to the extent provided in the Recoupment Policy, the Recoupment Policy shall also apply to all Incentive-Based Compensation awarded to the undersigned and the programs and agreements under which such past, present or future Incentive-Based Compensation may be issued shall be deemed to incorporate the terms of the Recoupment Policy even if the Recoupment Policy is not explicitly referenced therein.

Date:
Signature:
Print Name:

Exhibit A

Recoupment Policy